UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                 Commission File Number: 0-49790
                                                         CUSIP Number: 92343X100


                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR |_| Form N-CSR

         For Period Ended: July 31, 2006
                           ----------------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ----------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              --------------------

                                     PART I
                             REGISTRANT INFORMATION

Verint Systems Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

330 South Service Road
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Address of Principal Executive Office (Street and Number)

Melville, New York 11747
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City, State and Zip Code


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                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       Verint Systems Inc. ("Verint") plans to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

       Prior to Verint's initial public offering in May 2002, Verint was a wholly-owned subsidiary of Comverse Technology, Inc. ("Comverse") and, as a result, during that period certain Verint employees received from Comverse options to purchase Comverse common stock. Since May 2002 (other than the June 2002 repricing of stock options by Comverse) no Verint employee received compensatory awards from Comverse. As previously announced, the Board of Directors of Comverse, now the 57% stockholder of Verint, has created a special committee (the "Comverse Special Committee") composed of outside directors, to review matters relating to Comverse's stock option grants, including the accuracy of the stated dates of Comverse option grants and whether Comverse followed all proper corporate procedures.

       While Verint does not participate in, and is not privy to, the substance of the Comverse Special Committee's review, Verint has been informed that although the Comverse Special Committee has not yet completed its work or reached final conclusions, it has made substantial progress towards completing its investigation and reached a preliminary conclusion that


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       the actual dates of measurement for certain past Comverse stock option grants for accounting purposes differed from the recorded grant dates for such awards.

       As previously announced, Verint was recently provided preliminary measurement dates of Comverse stock options issued to Verint employees. In that regard, Verint expects to record non-cash stock-based compensation expense to prior periods. Based on the preliminary measurement date conclusions of Comverse, Verint expects that such non-cash charges may be material for certain periods and Verint therefore preliminarily expects to restate its historical financial statements for each of the fiscal years ended January 31, 2005, 2004, 2003 and 2002. Such charges could also affect periods prior to the fiscal year ended January 31, 2002. In addition, on April 14, 2006, Verint concluded that its historical financial statements and any related reports of its independent registered public accounting firm for such periods should no longer be relied upon. In addition to such stock based compensation charges, Verint also expects to record certain material tax charges, make various tax payments and pay third party fees and expenses relating to the impact of the Comverse backdated options. These amounts have not yet been determined.

       Note: Certain statements in this Form 12b-25 concerning Verint's future revenues, earnings per share, results or prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important risks, uncertainties and other important factors that could cause actual results to differ materially include, among others: potential impact on Verint's financial results as a result of Comverse's creation of a special committee of the Board of Directors of Comverse to review matters relating to grants of Comverse stock options, including but not limited to, the accuracy of the stated dates of Comverse option grants and whether Comverse followed all of its proper corporate procedures and the results of the Comverse special committee's review; the effect of Verint's failure to timely file all required reports under the Securities Exchange Act of 1934, and the resultant potential delisting of Verint's common stock on NASDAQ; the impact of governmental inquiries arising out of or related to option grants; introducing quality products on a timely basis that satisfy customer requirements and achieve market acceptance; lengthy and variable sales cycles create difficulty in forecasting the timing of revenue; integrating the business and personnel of Mercom and CM Insight and Verint's other acquisitions, including implementation of adequate internal controls; risks associated with significant foreign operations, including fluctuations in foreign currency exchange rates; aggressive competition in all of Verint's markets, which creates pricing pressure; managing our expansion in the Asia Pacific region; risks that Verint's intellectual property rights may not be adequate to protect its business or that others may claim that Verint infringes upon their intellectual property rights; risks associated with Verint's ability to retain existing personnel and recruit and retain qualified personnel in all geographies in which Verint operates; decline in information technology spending; changes in the demand for Verint's products; challenges in increasing gross margins; risks associated with changes in the competitive or regulatory environment in which Verint operates; dependence on government contracts; expected increase in Verint's


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       effective tax rate; perception that Verint improperly handles sensitive or confidential information; inability to maintain relationships with value added resellers and systems integrators; difficulty of improving Verint's infrastructure in order to be able to continue to grow; risks associated with Comverse Technology, Inc. controlling Verint's business and affairs; and other risks described in filings with the Securities and Exchange Commission. All documents are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Verint's website at www.verint.com. Verint makes no commitment to revise or update any forward-looking statements except as otherwise required by law.












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                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Peter Fante                                                       (631) 962-9600
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 (Name)                                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 |_| Yes |X| No

       Verint did not file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated January 9, 2006 to include the financial information required by Form 8-K in connection with the January 9, 2006 acquisition by the Company of MultiVision Intelligence Surveillance Limited's networked video security business.

       Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2006.

       Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       On September 11, 2006, the Company issued a press release in which it announced record sales of $92,258,000 for the second quarter of fiscal 2006, ended July 31, 2006, an increase of 23.5% compared with $74,709,000 in sales for the second quarter of fiscal 2005. The Company also reported that its sales increased 5.2% sequentially, compared with $87,736,500 for the first quarter of fiscal 2006.

       Due to the uncertainty arising out of the Comverse Review, except as described above, the Company at this time cannot provide a reasonable estimate and comparison of the results of its operations for the fiscal quarter ended July 31, 2006 compared to such 2005 results.



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                               Verint Systems Inc.
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                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 12, 2006
                                         VERINT SYSTEMS INC.


                                         By:      /s/ PETER FANTE
                                             -----------------------------
                                         Name: Peter Fante
                                         Title: General Counsel